SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Duane R. Nelson, Esq.

Citigroup Alternative Investments

850 Third Avenue, 12th Floor

New York, NY 10022

(212) 559-3726

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14052H100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Travelers Insurance Company ("TIC")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Alternative Investments General Real Estate Mezzanine Investments II, LLC (“General REMI II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Insurance Holding Corporation (“CIHC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Associated Madison Companies, Inc. (“Associated Madison”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Alternative Investments GP, LLC (“CAI GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Alternative Investments, LLC (“CAI LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Investments Inc. (“CI Inc.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Inc. (“Citigroup”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

*Represents 72 shares directly beneficially owned by certain wholly owned  subsidiaries of Citigroup.

SCHEDULE 13D/A

Item 1.            Security and Issuer.

This Amendment No. 3 to Schedule 13D filed on April 20, 2001, as amended by Amendment No. 1 filed on August 17, 2001 and Amendment No. 2 filed on October 11, 2002, relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 410 Park Avenue, 14th Floor, New York, New York, 10022.  Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3.

Information given in response to each item of this Schedule 13D shall be deemed incorporated by reference in all other items.  Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

Item 2.            Identity and Background.

The response to Item 2 of the Schedule 13D is hereby amended as follows:

(a)                     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of (i) The Travelers Insurance Company, a Connecticut corporation("TIC"), (ii) Citigroup Alternative Investments General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II"), (iii) Citigroup Insurance Holding Corporation, a Georgia corporation ("CIHC"), (iv) Associated Madison Companies, a Delaware corporation ("Associated Madison"), (v) Citigroup Alternative Investments GP, LLC, a Delaware limited liability company (“CAI GP”), (vi) Citigroup Alternative Investments, LLC, a Delaware limited liability company (“CAI LLC”), (vii) Citigroup Investments Inc., a Delaware corporation (“CI Inc.”) and (viii) Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons").

Attached as Exhibits A and B respectively, is information concerning each executive officer and director of TIC and Citigroup.  Such Exhibits are incorporated into and made a part of this Schedule 13D.

(b)                    The address of the principal place of business of TIC is One Tower Square, Hartford, Connecticut 06183.  The address and principal place of business of General REMI II is c/o Citigroup Alternative Investments, 850 Third Avenue, 12th Floor, New York, New York 10022.  The address and principal place of business of CIHC is 3120 Breckinridge Boulevard, Duluth, Georgia 30199.  The address and principal place of business of each of Associated Madison, CAI GP, CAI LLC, CI Inc. and Citigroup is 399 Park Avenue, New York, New York 10043.

(c)                     TIC’s principal business is life insurance. General REMI II’s principal business is as a real estate investment vehicle. CAI LLC is an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, principally engaged in investment management. CIHC and Associated Madison are holding companies principally engaged, through their subsidiaries, in insurance and related financial services. CAI GP’s principal business is as a holding company principally engaged, through its subsidiaries, in real estate investments.  CI Inc. is a holding company principally engaged, through its subsidiaries, in financial management and other related services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d)                    During the last five years, none of the Reporting Persons, nor to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                     During the last five years, none of the Reporting persons, nor to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                       TIC is a Connecticut corporation. Each of General REMI II, CAI GP and CAI LLC is a Delaware limited liability company. CIHC is a Georgia corporation.  Each of Associated Madison, CI Inc. and Citigroup is a Delaware corporation.

Item 4.            Purpose of Transaction

The response to Item 4 of the Schedule 13D is amended as follows:

(a)                     Pursuant to the terms of a purchase agreement, dated as of January 29, 2003, by and among TIC, CAI GP, General REMI II (the “Selling Parties”), and the Company (the “Purchase Agreement”), the Selling Parties agreed to sell and the Company agreed to buy all of the rights, titles and interests in and to warrants to acquire 8,528,467 shares of Common Stock.  On January 31, 2003, the purchase and sale of the warrants was consummated.  The purchase price payable to each Selling Party was computed by multiplying $0.25 by the total number of shares issuable upon exercise of such warrants, payable in cash.  TIC received $350,625.00 for the sale of its warrant to purchase 1,402,500 shares of Common Stock.  CAI GP received $711,875.00 for the sale of its warrant to purchase 2,847,500 shares of Common Stock.  General REMI II received (i)$753,900.00 for the sale of its warrant to purchase 3,015,600 shares of Common Stock, (ii)

$59,058.25 for the sale of its warrant to purchase 236,233 shares of Common Stock, and (iii) $256,658.50 for the sale of its warrant to purchase 1,026,634 shares of Common Stock.  The total purchase price payable by the Company for all of the warrants was $2,132,116.75.  The foregoing description is qualified in its entirety by reference to the full text of the Purchase Agreement attached hereto as Exhibit D.

Except as described in this Item 4 of this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.            Interest in Securities of the Company.

The response to Item 5 of the Schedule 13D is hereby amended as follows:

(a-b)          The percentages calculated in this Item 5 are based upon 16,515,133 shares of Common Stock outstanding, as stated in the Company's report on Form 10-Q filed on November 12, 2002.

CITIGROUP.  As of January 31, 2003 Citigroup indirectly beneficially owns, exclusively through its holding company structure, 72 shares, or 0.0%, of the Common Stock, which represents Common Stock directly beneficially owned by certain wholly owned subsidiaries of Citigroup.

By reason of their relationship, Citigroup and certain of its wholly owned subsidiaries may be deemed to share voting and dispositive power with respect to the 72 shares directly beneficially owned by certain wholly owned subsidiaries of Citigroup.

(c)                     To the best knowledge of the Reporting Persons, and except as described in Item 4 to this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

(e)              As of January 31, 2003, each of TIC, General REMI II, CIHC, Associated Madison, CAI GP, CAI LLC, CI Inc. and Citigroup ceased to beneficially own, directly or indirectly, more than 5% of the shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the terms of the Purchase Agreement, as detailed in Item 4 above, the Selling Parties agreed to sell to the Company warrants to acquire 8,528,467 shares of Common Stock for a total purchase price of $2,132,116.75 payable in cash on January 31, 2003.  The foregoing description is qualified in its entirety by reference to the full text of the Purchase Agreement attached hereto as Exhibit D.

Item 7.            Material to be filed as Exhibits.

Exhibit	Description

A	Officers and Directors of TIC

B	Officers and Directors of Citigroup

C	Joint Filing Statement pursuant to Rule 13d-1(k) of the Act.

D	Purchase Agreement, dated as of January 29, 2003, by and among TIC, CAI GP, General REMI II and Capital Trust, Inc.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 3, 2003

The Travelers Insurance Company

	By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Assistant Secretary

Citigroup Alternative Investments General Real Estate Mezzanine Investments II, LLC

	By:	/s/ Duane Nelson
Name: Duane Nelson
Title: Vice President

Citigroup Insurance Holding Corporation

	By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Assistant Secretary

Associated Madison Companies, Inc.

	By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Assistant Secretary

Citigroup Alternative Investments GP, LLC

	By:	/s/ Millie Kim
Name: Millie Kim
Title: Secretary

Citigroup Alternative Investments, LLC

By:	/s/ Millie Kim
Name: Millie Kim
Title: Secretary

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name: Millie Kim
Title: Secretary

Citigroup Inc.

By:	/s/ Serena D. Moe
Name: Serena D. Moe
Title: Assistant Secretary

EXHIBIT A

Executive Officers and Directors of The Travelers Insurance Company

Name	Title

George C. Kokulis	Director and Executive Officer

Glenn D. Lammey	Director and Executive Officer

Marla B. Lewitus	Director and Executive Officer

Kathleen A. Preston	Director and Executive Officer

Edward W. Cassidy	Executive Officer

David Koenig	Executive Officer

Brendan M. Lynch	Executive Officer

Laura A. Pantaleo	Executive Officer

David A. Tyson	Executive Officer

F. Denney Voss	Executive Officer

Exhibit B

Executive Officers and Directors of Citigroup Inc.

Name	Title

C. Michael Armstrong	Director

Alain J.P. Belda	Director (Brazil)

George David	Director

Kenneth T. Derr	Director

John M. Deutch	Director

The Honorable Gerald R. Ford	Honarary Director

Alfredo Harp Helu	Director (Mexico)

Roberto Hernandez Ramirez	Director (Mexico)

Ann Dibble Jordan	Director

Reuben Mark	Director

Dudley C. Mecum	Director

Richard D. Parsons	Director

Andrall E. Pearson	Director

Robert E. Rubin	Director and Executive Officer

Franklin A. Thomas	Director

Sanford I. Weill	Director and Executive Officer

Arthur Zankel	Director

Winfried F.W. Bischoff	Executive Officer (United Kingdom and Germany)

Michael A. Carpenter	Executive Officer

Robert Druskin	Executive Officer

Stanley Fischer	Executive Officer

William P. Hannon	Executive Officer

Michael S. Helfer	Executive Officer

Thomas Wade Jones	Executive Officer

Sallie Krawcheck	Executive Officer

Marjorie Magner	Executive Officer

Michael T. Masin	Executive Officer

Deryck C. Maughan	Executive Officer (United Kingdom)

Victor J. Menezes	Executive Officer

Charles O. Prince, III	Executive Officer

William R. Rhodes	Executive Officer

Todd S. Thomson	Executive Officer

Robert B. Willumstad	Executive Officer

Exhibit C

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

The undersigned hereby agreed that:

(i)                 each of them is individually eligible to use the Schedule 13D attached hereto;

(ii)              the attached Schedule 13D is filed on behalf of each of them; and

(iii)                  each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself,; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.

Dated:	February 3, 2003

The Travelers Insurance Company

	By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Assistant Secretary

Citigroup Alternative Investments General Real Estate Mezzanine Investments II, LLC

	By:	/s/ Duane Nelson
Name: Duane Nelson
Title: Vice President

Citigroup Insurance Holding Corporation

By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Assistant Secretary

Associated Madison Companies, Inc.

By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Assistant Secretary

Citigroup Alternative Investments GP, LLC

By:	/s/ Millie Kim
Name: Millie Kim
Title: Secretary

Citigroup Alternative Investments, LLC

By:	/s/ Millie Kim
Name: Millie Kim
Title: Secretary

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name: Millie Kim
Title: Secretary

Citigroup Inc.

By:	/s/ Serena D. Moe
Name: Serena D. Moe
Title: Assistant Secretary

Exhibit D

WARRANT PURCHASE AGREEMENT

This Purchase Agreement (the “Agreement”) is entered into as of January 29, 2003, by and between Travelers Insurance Company, a Connecticut corporation (“TIC”), Citigroup Alternative Investments GP, LLC, a Delaware limited liability company (“CAI GP”), Citigroup Alternative Investments General Real Estate Mezzanine Investments II, LLC (formerly known as Travelers General Real Estate Mezzanine Investments II, LLC), a Delaware limited liability company (“General REMI II” and together with TIC and CAI GP, the “Selling Parties”) and Capital Trust, Inc., a Maryland corporation (“CT”).

Preliminary Statement

TIC holds a warrant to purchase 1,402,500 shares of class A common stock, par value $.01 per share (“Common Stock”), of CT at an exercise price of $5.00 per share pursuant to a warrant agreement, dated as of March 8, 2000, made by CT (the “TIC Warrant”).  CAI GP holds a warrant to purchase 2,847,500 shares of Common Stock of CT at an exercise price of $5.00 per share pursuant to a warrant agreement, dated as of March 8, 2000, made by CT (the “CAI GP Warrant”).  General REMI II holds a warrant to purchase 3,015,600 shares of Common Stock of CT at an exercise price of $5.00 per share pursuant to a warrant agreement, dated as of April 9, 2001, made by CT (the “General REMI II Warrant 1”).  General REMI II holds a warrant to purchase 236,233 shares of Common Stock of CT at an exercise price of $5.00 per share pursuant to a warrant agreement, dated as of May 29, 2001, made by CT (the “General REMI II Warrant 2”).  General REMI II holds a warrant to purchase 1,026,634 shares of Common Stock of CT at an exercise price of $5.00 per share pursuant to a warrant agreement dated as of August 7, 2001, made by CT (the “General REMI II Warrant 3”, and together with the TIC Warrant, the CAI GP Warrant, the General REMI II Warrant 1 and the General REMI II Warrant 2, the “Warrants”).

The Selling Parties desire to sell to CT, and CT desires to purchase from the Selling Parties, all of Selling Parties’ right, title and interest in and to the Warrants.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereby agree as follows:

1.          Terms of Purchase and Closing

1.1             Purchase and Sale.  At the Closing (as defined herein), subject to the terms and conditions set forth in this Agreement, each Selling Party hereby agrees to sell, assign, transfer, convey and deliver to CT, and CT hereby agrees to purchase from each such Selling Party, all of each such Selling Party’s right, title and interest in and to its Warrant(s), at the purchase price specified herein.

1.2             Purchase Price.  The purchase price payable to each Selling Party for its Warrant(s) shall be an amount determined by multiplying $0.25 by the total number of shares issuable upon exercise of such Warrant(s) as set forth below, payable in cash in the manner set forth in Section 1.3 (each such price, a “Purchase Price”).

Warrant	Number of Shares	Purchase Price
TIC Warrant	1,402,500	$350,625.00
CAI GP Warrant	2,847,500	$711,875.00
General REMI II Warrant 1	3,015,600	$753,900.00
General REMI II Warrant 2	236,233	$59,058.25
General REMI II Warrant 3	1,026,634	$256,658.50
Total	8,528,467	$2,132,116.75

1.3             Closing Payment.  The Purchase Price payable to each Selling Party for its Warrant(s) shall be delivered at the Closing to each such Selling Party in cash by wire transfer of immediately available funds to the account(s) of such Selling Party as set forth in written wire transfer instructions provided to CT by each such Selling Party prior to the Closing.

1.4             Closing.  The closing of the purchase and sale of the Warrants (the “Closing”) shall take place on the date hereof (the “Closing Date”), at which time CT shall deliver the Purchase Price due each Selling Party and each Selling Party shall deliver to CT its Warrant(s), which Warrants shall be deemed cancelled and of no further legal force or effect.  The purchase and sale of the Warrants shall be irrevocable and complete upon the Closing.

2.          Representations and Warranties

2.1             Authorization and Binding Nature.  Each of the parties represents and warrants as of the date hereof that:

(a)                          Such party is duly organized, existing and in good standing under the laws of the state of its organization, with the requisite authority and power to carry on its business as currently conducted;

(b)                         Such party has duly and validly executed and delivered this Agreement and has the corporate, limited liability company or other power and authority and the legal right to effect the transactions contemplated hereby;

(c)                          The execution of this Agreement and performance thereunder by such party will not result in any breach or violation of or conflict with (i) any provision of its charter, by-laws or limited liability company agreement, (ii) any of the terms or conditions of any agreement or other instrument by which any such party is bound or affected or by which its assets are affected, (iii) any order, writ, injunction, judgement, decree, law, statute, rule or regulation applicable to it, or any of its respective properties or assets or (iv) result in the creation or imposition of any lien or encumbrance on any of its assets; and

(d)                         This Agreement constitutes the legal, valid, binding and enforceable obligation of such party, enforceable against it in accordance with its terms, subject to (i) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief or other equitable remedies, (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors' rights and (iii) public policy  concerns (including, without limitation, the ability of a court to refuse to enforce unconscionable covenants and similar provisions).

2.2             Representation and Warranty of the Selling Parties.  The Selling Parties, jointly and severally, represent and warrant as of the date hereof that the Selling Parties own the Warrants, and have not assigned, sold, participated out, cancelled, transferred or subjected to any lien, charge or encumbrance in any manner, all or any portion of their interest in the Warrants.

3.          Miscellaneous

3.1             Survival.  All representations, warranties and covenants made herein shall survive the execution and delivery of this Agreement.

3.2             Entire Agreement.  Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

3.3             Amendment.  No amendment, whether express or implied, to this Agreement shall be effective unless it is in writing and signed by the parties hereto.

3.4             Assignment and Successors.  The Selling Parties and CT may not assign or transfer any of their rights, obligations or responsibilities under this Agreement without the other party’s prior written consent.  Any purported assignment or transfer without any required consent is null and void.  Subject to the foregoing, this Agreement shall be binding upon the respective successors and permitted assigns of the parties hereto and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

3.5             Notices. All notices or other communications under this Agreement shall be sufficient if in writing and delivered by hand or sent by a recognized overnight air courier service and shall be deemed given when received by the parties at the following addresses:

If to CT:

Capital Trust, Inc.

410 Park Avenue, 14th Floor

New York, N.Y. 10022

Attention:  Brian H. Oswald

and with a copy to:

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, NY 10022

Attention: Michael L. Zuppone

If to TIC:

Travelers Insurance Company

850 Third Avenue, 12th Floor

New York, NY 10022

Attn: Duane R. Nelson

and with a copy to:

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attention:  Stanley M. Johnson, Esq.

If to CAI GP:

Citigroup Alternative Investments GP, LLC

850 Third Avenue, 12th Floor

New York, NY 10022

Attn: Duane R. Nelson

and with a copy to:

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attn:  Stanley M. Johnson, Esq.

If to General REMI II:

Citigroup Alternative Investments Limited

Real Estate Mezzanine Investments II, LLC

850 Third Avenue, 12th Floor

New York, NY 10022

Attn: Duane R. Nelson

and with copies to:

Citigroup Investments Inc.

850 Third Avenue, 12th Floor

New York, NY 10022

Attn: Michael Watson

Real Estate Investment Number 12833

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attn:  Stanley M. Johnson, Esq.

3.6             Arbitration.  All claims, disputes and other matters in question arising out of or relating to this Agreement or interpretation or breach of this Agreement shall be decided by arbitration in accordance with the procedures set forth in Sections 4.2(a) through (d) of the Venture Agreement (as defined below).  For purposes of this Agreement, the term “Venture Agreement” means that certain venture agreement dated as of March 8, 2000, among Travelers Limited Real Estate Mezzanine Investments I, LLC, a Delaware limited liability company, Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company, Travelers Limited Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company, CT-F1, LLC, a Delaware limited liability company, CT-F2-GP, LLC, a Delaware limited liability company, CT-F2-LP, LLC, a Delaware limited liability company, CT Investment Management Co., LLC, a Delaware limited liability company, and Capital Trust, Inc., a Maryland corporation, as amended to date or hereafter.

3.7             Governing Law; Submission to Jurisdiction.  This Agreement shall be subject to and the parties shall be bound by the provisions of Section 4.2(e) of the Venture Agreement.

3.8             Further Assurances.  From and after the date hereof, each party to this Agreement shall perform any further acts and execute and deliver any further documents or instruments as may be reasonably necessary to assure and confirm the rights hereby created, cancelled or intended now or hereafter to be so, or to carry out the intention or facilitate the performance of this Agreement.

3.9             Costs and Expenses.  Each party to this Agreement shall bear its own respective costs and expenses incurred in connection with the negotiation, preparation, execution, delivery and enforcement of this Agreement and the consummation of the transactions contemplated hereby.

3.10       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CAPITAL TRUST, INC.

By:	/s/ John R. Klopp
Name:	John R. Klopp
Title:	CEO

TRAVELERS INSURANCE COMPANY

By:	/s/ Duane Nelson
Duane R. Nelson
Vice-President

CITIGROUP ALTERNATIVE INVESTMENTS GP, LLC

By:	/s/ Duane Nelson
Duane R. Nelson
Vice-President

CITIGROUP ALTERNATIVE INVESTMENTS GENERAL REAL ESTATE MEZZANINE INVESTMENTS II, LLC

By:	/s/ Duane Nelson
Duane R. Nelson
Vice-President